FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Presentation of Breakfast with Investors - JP Morgan

São Paulo, January 09, 2008 - Gafisa S.A. (BOVESPA: GFSA3 - NYSE: GFA) today announced that it has filed at the CVM (Comissão de Valores Mobiliários) a presentation of a Breakfast with Investors at JP Morgan held in January 08.

To access the file please click on the link bellow:

http://www.mzweb.com.br/gafisa2006/web/arquivos/Gafisa_Apres_JPMorgan_20080109_eng.pdf

Or access http://www.gafisa.com.br/ir/> Investor News >Presentations

For additional information:
Investor Relations
Bruno Teixeira
Phone: +55 11 3025-9297
Fax: +55 11 3025-9217
ir@gafisa.com.br

Media Relations (US - Europe)
Megan Hakes
Reputation Partners
Phone: +1 312 222 9299
Fax: +1 312 222 9299
megan@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Máquina da Notícia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
Joana.santos@maquina.inf.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa, S.A.

Date: January 09, 2008	By:	/s/ Alceu Duilio Calciolari

Name: Alceu Duilio Calciolari
Title: CFO